Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2005 Equity Incentive Plan, the 2005 Non-Employee Directors’ Stock Option Plan, the 2005 Employee Stock Purchase Plan and the 2010 Inducement Award Plan of XenoPort, Inc. of our reports (a) dated March 14, 2013, with respect to the financial statements of XenoPort, Inc. and the effectiveness of internal control over financial reporting of XenoPort, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2012, and (b) dated July 17, 2013, with respect to the Statement of Assets Acquired of the Horizant Product Line of Glaxo Group Ltd, which is included in the Current Report on Form 8-K/A of XenoPort, Inc. dated July 17, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood Shores, California

January 16, 2014